SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 28, 2003

TM GROUP HOLDINGS PLC

(Registrant’s name)

TM HOUSE, ASHWELLS ROAD, BRENTWOOD, ESSEX CM15 9ST, ENGLAND

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.) Form 20-F   ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ TM GROUP HOLDINGS PLC
(Registrant)

Date	March 28, 2003	By:	/s/ Russell Cox
Russell Cox
Finance Director

Exhibit Index

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit	Description	Sequential Page No.
	Press Announcement re: Results (Unaudited) of the Fourth Quarter ended November 30, 2002, dated March 28, 2003	4

PRESS ANNOUNCEMENT

TM GROUP HOLDINGS PLC

PRELIMINARY RESULTS (UNAUDITED) OF THE FOURTH QUARTER

ENDED NOVEMBER 30, 2002

TM Group Holdings PLC today announced results for the fourth quarter ended November 30, 2002.

Financial highlights (UK GAAP):

	14 weeks ended	13 weeks ended	53 weeks ended	52 weeks ended
	30.11.02	24.11.01	30.11.02	24.11.01
	£ millions
Turnover
Continuing businesses	179.2	165.3	691.8	663.1
Discontinued businesses	—	—	—	42.8

PBIT
Continuing businesses before restructuring costs	4.8	5.9	22.2	24.5
Discontinued businesses	—	—	—	2.1
Profit on disposal of discontinued businesses	—	2.2	—	51.5
Restructuring costs	—	—	(0.8)	—

	4.8	8.1	21.4	78.1

EBITDA before profit on business disposals and restructuring costs
Continuing businesses	7.6	8.6	32.9	34.5
Discontinued businesses	—	—	—	4.5

Turnover from continuing activities at £179.2m was 8.4% ahead of last year in the quarter with one extra week.

For continuing activities, PBIT at £4.8m was £1.1m lower than the same quarter last year, and EBITDA at £7.6m was £1.0m lower. Before the influence of lower profits on disposal this quarter, EBITDA was £0.8m lower.

For continuing activities for the year as a whole, turnover at £691.8m was 4.3% higher. Positive same store sales growth and the extra week were the main influences. PBIT before restructuring costs at £22.2m was £2.3m lower than last year, and EBITDA before restructuring costs was £1.6m lower at £32.9m.

TM Retail

Turnover at £179.2m for the 14 weeks to November 30, 2002 was ahead of the same quarter last year. This reflects a further quarter of same store sales growth, together with the influence of the extra week itself.

Operating profit for the quarter before Group central overheads and profit on asset disposals was lower than prior year by £0.8m at £4.8m.

EBITDA in TM Retail before restructuring costs and Group central overheads was £36.2m for the year compared to £37.4m in Fiscal 2001.

The weighted average store base was approximately 1% lower in the quarter than last year. Same store sales were ahead by approximately 1% excluding lottery, with same store sales in C-stores ahead by approximately 3%.

The overall sales performance included a reduction in same store tobacco sales which coincided with what has been taken as a relaxation of restrictions on personal imports of non-UK duty paid product. However, sales continued to be good in convenience products in general and minerals in particular during the quarter and phone top up products remained strongly positive.

Trading margins were ahead of last year for the quarter. Although encouraging these were not quite sufficient to offset the year on year net cost increases in the quarter principally from the National Minimum Wage.

The number of trading stores at the end of the quarter was 1,213 with ten net closures. Of the closing base, 320 were classified Convenience stores, 129 Variety stores and 764 Newsagents.

Other

Central overheads for the quarter were at the same level as last year.

Net interest payable was £0.4m lower in the quarter, with cash applied in the year to redeem debt being the principal influence.

A retranslation charge on the Senior Notes net of currency hedges arose during the quarter. This reduced the credit on retranslation net of currency hedges for the year to £1.2m.

The tax credit for the quarter arises from the application of FRS19. Prior year balances have been restated on adoption.

Cash flow

Cash inflow from operating activities was very strong at £21.6m despite the additional week in the quarter capturing additional monthly salary payments.

CAPEX for the quarter was relatively modest. For the year gross CAPEX of £11.2m including payments to acquire businesses was lower than the previous year.

At the quarter end, cash balances stood at £21.4m with no drawings under the working capital facilities.

The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand, competitive products and services, government regulation, financial resources, certain litigation and other risks indicated in filings with the US Securities and Exchange Commission.

TM GROUP HOLDINGS PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(unaudited)

	14 weeks ended	13 weeks ended	53 weeks ended	52 weeks ended
	30.11.02	24.11.01 (Restated)	30.11.02	24.11.01 (Restated)
	(£ thousands)
Sales
Continuing businesses	179,187	165,269	691,774	663,123
Discontinued businesses	—	—	—	42,792

	179,187	165,269	691,774	705,915

Operating costs before restructuring costs	(175,441)	(160,703)	(673,507)	(682,401)
Restructuring costs	41	—	(759)	—
Operating profit:
Continuing businesses	3,787	4,566	17,508	21,535
Discontinued businesses	—	—	—	1,979

	3,787	4,566	17,508	23,514

Profit on sale of fixed assets:
Continuing businesses	1,059	1,327	3,907	3,013
Discontinued businesses	—	—	—	124

	1,059	1,327	3,907	3,137

Profit on sale of discontinued operations	—	2,206	—	51,507
Profit before interest and taxation:

Continuing businesses	4,846	5,893	21,415	24,548
Discontinued businesses	—	2,206	—	53,610

	4,846	8,099	21,415	78,158
Net interest payable	(4,554)	(4,986)	(21,703)	(23,845)
Exchange movement on re-translation of Senior Notes and Currency Hedge	(858)	(1,457)	1,171	2,571

Net interest payable and similar charges	(5,412)	(6,443)	(20,532)	(21,274)

(Loss)/profit before taxation	(566)	1,656	883	56,884
Taxation	1,197	125	(139)	(605)

Profit after taxation	631	1,781	744	56,279
Dividend	—	—	(22,450)	—

Retained profit/(loss) for the period	631	1,781	(21,706)	56,279

The Group has adopted Financial Reporting Standard 19 – Deferred Tax – and has restated the comparative tax charge accordingly.

All figures are presented under UK GAAP.

TM GROUP HOLDINGS PLC

RESULTS OF OPERATIONS

(unaudited)

The following table sets out a summary of the Group’s results by business sector:

	14 weeks ended	13 weeks ended	53 weeks ended	52 weeks ended
	30.11.02	24.11.01	30.11.02	24.11.01
	(£ thousands)
Sales:
Continuing business
TM Retail	179,187	165,269	691,774	663,123
Discontinued businesses
Mayfair	—	—	—	5,812
Vendepac	—	—	—	36,980

Total sales	179,187	165,269	691,774	705,915

Operating costs before restructuring costs:
Continuing businesses
TM Retail	(174,425)	(159,678)	(670,219)	(638,595)
Central	(1,016)	(1,025)	(3,288)	(2,993)

	(175,441)	(160,703)	(673,507)	(641,588)
Discontinued businesses
Mayfair	—	—	—	(5,694)
Vendepac	—	—	—	(35,119)

Total operating costs	(175,441)	(160,703)	(673,507)	(682,401)

Restructuring costs:
TM Retail	53	—	(747)	—
Central	(12)	—	(12)	—

	41	—	(759)	—

Operating profit/(loss):
Continuing businesses
TM Retail	4,815	5,591	20,808	24,528
Central	(1,028)	(1,025)	(3,300)	(2,993)

	3,787	4,566	17,508	21,535
Discontinued businesses
Mayfair	—	—	—	118
Vendepac	—	—	—	1,861

Total operating profit	3,787	4,566	17,508	23,514

Profit/(loss) on asset disposals
Continuing businesses
TM Retail	1,059	1,327	3,925	3,013
Central	—	—	(18)	—

	1,059	1,327	3,907	3,013
Discontinued businesses
Mayfair	—	—	—	—
Vendepac	—	—	—	124

Total profit on asset disposals	1,059	1,327	3,907	3,137

PBIT before business disposals:
Continuing businesses
TM Retail	5,874	6,918	24,733	27,541
Central	(1,028)	(1,025)	(3,318)	(2,993)

	4,846	5,893	21,415	24,548
Discontinued businesses
Mayfair	—	—	—	118
Vendepac	—	—	—	1,985

Total PBIT before sale of businesses	4,846	5,893	21,415	26,651

All figures are presented under UK GAAP.

TM GROUP HOLDINGS PLC

CONSOLIDATED BALANCE SHEET

(unaudited)

	30.11.02	24.11.01 (Restated)
	(£ thousands)
Fixed assets
Tangible fixed assets	50,826	53,880
Intangible fixed assets	6,718	4,816

	57,544	58,696

Current assets
Inventories	34,378	34,790
Debtors	22,389	25,130
Other current assets	2,780	12,287
Cash at bank and in hand	21,410	103,573

	80,957	175,780

Creditors: amounts falling due within one year
Short-term debt	—	(290)
Trade creditors	(67,216)	(70,300)
Other liabilities	(12,972)	(20,169)

	(80,188)	(90,759)

Net current assets	769	85,021

Total assets less current liabilities	58,313	143,717

Creditors: amounts falling due after more than one year
Senior and senior subordinated notes	(144,470)	(175,758)
Mezzanine Notes	—	(29,331)
Other	(767)	(3,693)

	(145,237)	(208,782)

Provisions for liabilities and charges	(2,711)	(3,164)

Net liabilities	(89,635)	(68,229)

Capital and reserves
Called up share capital	212	212
Share premium account	20,527	20,527
Profit and loss account	(50,482)	(29,076)
Other reserve	(59,892)	(59,892)

	(89,635)	(68,229)

The dollar liability under the Senior Notes has been translated at $1.5515, being a representative US dollar/UK sterling exchange rate on 30 November 2002.

The Group has adopted Financial Reporting Standard 19 — Deferred Tax — and has restated its opening tax balances accordingly.

All figures are presented under UK GAAP.

TM GROUP HOLDINGS PLC

CONSOLIDATED CASH FLOW STATEMENTS

(unaudited)

	14 weeks ended	13 weeks ended	53 weeks ended	52 weeks ended
	30.11.02	24.11.01	30.11.02	24.11.01
	(£ thousands)
Net cash inflow from operating activities	21,616	19,186	19,617	28,159

Returns on investments and servicing of finance
Net interest paid	(8,302)	(10,292)	(22,807)	(21,562)

Tax (paid)/refunded	(120)	178	(1,691)	178

Capital expenditure and financial investment
Payments to acquire tangible fixed assets	(1,178)	(2,535)	(8,686)	(13,537)
Receipts from sale of tangible fixed assets	1,687	1,821	5,692	4,827

	509	(714)	(2,994)	(8,710)

Acquisitions and disposals
Purchase of businesses	(361)	(732)	(2,520)	(1,829)
Sale of business	—	(1,040)	2,458	109,549
Cash disposed of with business	—	—	—	(1,836)

	(361)	(1,772)	(62)	105,884

Management of liquid resources
(Increase)/decrease in short-term deposits	(11,235)	(5,380)	83,394	(82,637)

Equity dividends paid	—	—	(22,450)	—

Net cash inflow before financing	2,107	1,206	53,007	21,312

Financing
Redemption of bonds	—	—	(21,486)	—
Repayment of loans	—	(48)	(30,287)	(30,192)
Repayment of capital element of finance leases	—	(3)	(3)	(103)

	—	(51)	(51,776)	(30,295)

Increase/(decrease) in cash (after short-term deposits)	2,107	1,155	1,231	(8,983)

The reconciliation of operating profit to net cash flow from operating activities is as follows:

	13 weeks ended		53 weeks ended
	30.11.02	24.11.01	30.11.02	24.11.01
	(£ thousands)
Operating profit	3,787	4,566	17,508	23,514
Depreciation and amortisation charges	2,791	2,677	10,730	12,319
Movement in provisions	(18)	(539)	(482)	(1,433)
(Increase)/decrease in inventories	(5,532)	(2,132)	555	1,161
Decrease/(increase) in debtors	4,624	1,533	1,149	(429)
Increase/(decrease) in creditors	15,964	13,081	(9,843)	(6,973)

Net cash inflow from operating activities	21,616	19,186	19,617	28,159

Contact:	Russell Cox
TM Group Holdings PLC
TM House
Ashwells Road
Brentwood
Essex CM15 9ST

Tel: 01277 372916

e-mail: tmgh@tmgh.com